

Mail Stop 4546

November 7, 2016

Gary J.G. Atkinson
Interim Chief Executive Officer and Chief Financial Officer
Lpath, Inc.
4025 Sorrento Valley Blvd.
San Diego, CA 92121

> **Re:** **Lpath, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 11, 2016**
> **File No. 333-214059**

Dear Mr. Atkinson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 74

1. We refer to your disclosures on pages 76 and 81 indicating that as of July 6, your management had discussed and negotiated initial indications of interest with Companies A, B and C. We further note that your disclosures indicate that you and the parties had negotiated proposed economic terms, ownership interests and funding for future operations. Accordingly, please revise to disclose the material terms included in each initial indication of interest received from these three parties. Also, revise to disclose how these terms evolved, if at all, during the negotiations conducted with these parties after the initial indications of interest.

2.   Please revise to provide further detail with regard to:
        • the financial projections that Apollo management provided to you, as referenced on page 84;
        • the "open items," "outstanding issues" and other unresolved matters you reference throughout the Background section, including, without limitation, those matters referenced on pages 88, 91, 95 and 96; and
        • the material terms of the draft merger documents between Apollo and Lpath, which are referenced throughout this section, including on pages 87, 88, and 94.

3.   We refer to the bullet point at the bottom of page 93. Please revise to clarify the board's basis for concluding that Company A was offering less value than Apollo. In this regard, please disclose the values that would be held by existing Lpath stockholders under the competing proposals/transactions.

Certain Material United States Federal Income Tax Consequences, page 122

4.   Based on the language contained in Exhibits 8.1 and 8.2, the discussion contained in this section of the prospectus is the tax opinion of both sets of counsel. Accordingly, please revise the second full paragraph on page 124 to state that it constitutes their opinion as to the material tax consequences.

5.   Please revise to remove language qualifying the opinions of counsel. In this regard, we refer to the disclosure on page 124 that the discussion is "intended as a general summary only" and the section headers which indicate that the opinions only cover "certain" material tax consequences. Similarly, please revise the disclosure on page 126 indicating the discussion is not a "complete analysis."

6.   We note references on pages 5, 13, 20, 124 and elsewhere in the prospectus concerning what the tax consequences "should" be as well as what the tax consequences are "generally" or "in general." To the extent that counsel cannot opine on a material tax consequence, please revise to state this fact clearly, provide the reason(s) for the inability to opine, and discuss the possible alternatives and risks to investors. You may refer to Staff Legal Bulletin No. 19 for further guidance.

The Merger Agreement, page 131

7.   We note your cautionary statements in the second paragraph on page 131 concerning the representations and warranties contained in the Merger Agreement. Please note that disclosure regarding an agreement's representations or warranties in a prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and

Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements, please revise to clarify that you will provide additional disclosure in your public reports to the extent that you are, or become, aware of the existence of material facts that might contradict the representations and warranties contained in the Agreement.

<u>Exhibit 5.1 – Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP</u>

8. By assuming "due execution and delivery of all documents where due execution and delivery are prerequisites to effectiveness of such documents," it appears that counsel is assuming material facts underlying its legal opinion, namely that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Accordingly, please have counsel revise the opinion to remove this assumption. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

9. The assumption contained in the final sentence of the third paragraph appears to underlie counsel's opinion concerning valid issuance of the merger shares. Accordingly, please have counsel revise to remove this assumption or explain to us why it is both necessary and appropriate to the opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Alicia M. Tschirhart, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP